SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT No. 4 to SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934

                       ARONEX PHARMACEUTICALS, INC.
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                             (Name of Issuer)

            Shares of Common Stock, par value $0.001 per share
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                      (Title of Class of Securities)

                                 042666206
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                              (CUSIP NUMBER)

        Paragon Associates and Paragon Associates II Joint Venture
                       The Bradbury Dyer Foundation
                            500 Crescent Court
                                 Suite 260
                           Dallas, Texas  75201
                         Tel. No.: (214) 871-3700
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                              Ford Lacy, P.C.
                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                               July 26, 1999
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 042666206                13D/A

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Paragon Associates and Paragon Associates II Joint
        Venture - 75-1956332
     The Bradbury Dyer Foundation - 75-2629363

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                          (a) /  /
                                                       (b) /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           1,462,611
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      1,462,611
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,462,611

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                              /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%

14   TYPE OF REPORTING PERSON*

     OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

                      AMENDMENT No. 4 to SCHEDULE 13D

     This Amendment No. 4 to Schedule 13D is filed as an amendment to the initial statement on Schedule 13D relating to shares of common stock, par value $0.001 per share ("Common Stock"), of Aronex Pharmaceuticals, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission (the "Commission") on October 20, 1997 and amended by Amendment No. 1 to
Schedule 13D filed with the Commission on December 3, 1997, Amendment No. 2 to Schedule 13D filed with the Commission on December 18, 1998 and Amendment No. 3 to Schedule 13D filed with the Commission on February 26, 1999 (as amended, the "Amended Schedule 13D"). The Amended Schedule 13D is hereby further amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

     As of July 30, 1999, the Foundation and Paragon JV had invested $5,981,373 in shares of Common Stock of Aronex Pharmaceuticals, Inc. (the "Issuer") as described below in Item 5. The source of these funds was the respective working capital of the Foundation and Paragon JV.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Amended Schedule 13D is hereby amended by amending and restating Items 5(a), (b) and (c) as follows:

     (a) As of March 31, 1999 according to the Issuer's most recent Quarterly Report on Form 10-Q filed May 17, 1999, there were issued and outstanding 22,494,671 shares of Common Stock. As of the date hereof, Paragon JV (in carrying out the purposes of Paragon and Paragon II) has beneficial ownership of 1,442,611 of such shares, representing approximately 6.413% of the Common Stock of the Issuer. Under the terms of the joint venture agreement of Paragon JV, a copy of which is herewith filed as Annex A and incorporated herein by reference, Paragon and Paragon II have beneficial ownership of such shares in proportion to their respective accounts in the joint venture. As of the date hereof, the Foundation has beneficial ownership of 20,000 shares of the Issuer's Common Stock, representing approximately 0.09% of the Common Stock of the Issuer. Mr. Dyer does not have direct beneficial ownership of any of the foregoing shares; however, Mr. Dyer, as president of the Foundation, sole general partner of Paragon and Paragon II, and agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

     (b) Paragon JV has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of a total of 1,442,611 shares of Common Stock of the Issuer; however, Paragon and Paragon II, as co-venturers in Paragon JV, each hold an undivided interest in such shares based on their respective accounts in Paragon JV, and may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with Paragon JV to vote or to direct the vote of and to dispose or to direct the disposition of such shares. The Foundation has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of a total of 20,000 shares of Common Stock of the Issuer. Mr. Dyer, as president of the Foundation, sole general partner of Paragon and Paragon II and managing agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with Paragon JV and the Foundation to vote or to direct the vote of and to dispose or to direct the disposition of such shares.

     (c) The transactions in the Issuer's securities by the Foundation and Paragon JV during the period of May 31, 1999 to July 30, 1999 are listed on Annex B attached hereto and made apart hereof.

                                  ANNEX A


                            JOINT OPERATION AND
                      ACCOUNTING PROCEDURES AGREEMENT

AGREEMENT dated as of January 1, 1984 by and among Bradbury Dyer III (hereinafter called "Dyer"), an individual residing in Dallas, Texas, Paragon Associates (hereinafter called "Old Paragon"), a Texas limited partnership of which Dyer is the general partner, and Paragon Associates II (hereinafter called "Paragon II"), a Texas limited partnership of which Dyer is the general partner. The address of Dyer, Old Paragon and Paragon II is Suite 2340, One Dallas Centre, 350 North St. Paul, Dallas, Texas 75201.



Note: The Introductory Statement to this Agreement has been deleted because it does not govern the terms of the joint operation of the parties hereto and does contain certain information which the reporting persons desire to hold in confidence.















                                 AGREEMENT

     1. Old Paragon and Paragon II hereby form a joint venture for the purpose of jointly carrying out the purposes set forth in the Limited Partnership Agreements of Old Paragon and Paragon II and accounting for their commingled assets and liabilities exclusive of the contingent liabilities of the Metropolitan Claims which shall be retained by, and remain solely the obligation of, Old Paragon. Each party hereto may withdraw from the joint venture its share of the assets subject to its share of the liabilities at any time.

     2. Old Paragon confirms to Paragon II that Old Paragon intends solely to retain and does retain any and all liability which it might have with respect to the Metropolitan Claims and Old Paragon hereby indemnifies the joint venture and Paragon II and each person or entity who is at any time a limited partner of Paragon II against any loss or liability with respect to, or resulting from, the Metropolitan Claims and any and all costs and expenses, including attorney's fees, which any of them may incur in connection with the defense thereof or the enforcement of this provision. Dyer will not permit capital withdrawals from Old Paragon which would impair its ability to satisfy any liability which it might have with respect to the Metropolitan Claims or with respect to obligations under this paragraph 2.

     3. Dyer, as agent for the joint venture, hereby is authorized to open any and all bank, brokerage or other accounts necessary or useful for the joint operation of Old Paragon and Paragon II. Any bank, broker or other person may conclusively rely on this agreement as evidence of Dyer's authority to so act.

     4. Old Paragon shall have a _______% interest in the joint venture and Paragon II shall have a ________% interest in the joint venture. Such interests are based upon Old Paragon's net worth (net of withdrawals) at December 31, 1983 of $_______________ and Paragon II's net worth as of January 1, 1984 of $______________. These sharing ratios will be adjusted to reflect any contributions or withdrawals by either Old Paragon or Paragon II. Each of Old Paragon and Paragon II hereby assumes through the joint venture a pro rata interest in each contributed asset and liability of the other, it is being understood and agreed that no liability with respect to the Metropolitan Claims is being assumed through the joint venture or otherwise. Further, Old Paragon and Paragon II each agree that any gain or loss realized for federal income tax purposes which is attributable to unrealized gain or loss existing on January 1, 1984 shall be included in the gain or loss of the contributing party.

     5. Old Paragon and Paragon II agree that each will separately account for its interest in the joint venture and each will separately prepare and file all appropriate tax returns.

     6. Dyer, as agent for the joint venture, will make any and all tax filings and elections for the joint venture as appropriate to reflect the separate and distinct nature of the interests of Old Paragon and Paragon II in the joint venture.

     7. The authority of Dyer, as agent for the accounts of the joint venture, shall be the same as his authority with respect to the separate assets and liabilities of Old Paragon and Paragon II under the Limited Partnership Agreement for Paragon Associates (as amended) and the Limited Partnership Agreement for Paragon Associates II.

     8. This Agreement shall be effective as of January 1, 1984. Any activity in any account of Old Paragon or Paragon II since that date will be deemed to be for the account of the joint venture.

     9. Paragraph 2 of this Agreement may not be amended or terminated without the prior written consent of each person or entity which becomes a limited partner of Paragon II any time on or after January 1, 1984.

     10. Nothing in this Agreement shall prevent Bradbury Dyer III from causing the termination of the joint venture when there is no longer pending or threatened against Bradbury Dyer III or Paragon Associates any Metropolitan Claim.

                         [SIGNATURE PAGE FOLLOWS]

     EXECUTED at Dallas, Texas as of the day and year first above written.

                                   PARAGON ASSOCIATES

                                   By:  /s/ Bradbury Dyer III
                                        ------------------------------
                                        Bradbury Dyer III
                                        General Partner


                                   PARAGON ASSOCIATES II

                                   By:/s/ Bradbury Dyer III
                                        ------------------------------
                                        Bradbury Dyer III
                                        General Partner


                                   /s/ Bradbury Dyer III
                                   -----------------------------------
                                   BRADBURY DYER III

                                  ANNEX B

                                PARAGON JV

 Transaction                             Quantity          Price per
     Date            Transaction         (shares)          Share ($)
 -----------         -----------         --------          ---------
   6/1/99               Sell             (10,000)            4.5000
   6/2/99               Sell             (30,000)            4.8750
   6/2/99               Sell             (22,000)            4.6591
   6/3/99               Sell             (50,000)            5.2500
   7/7/99               Sell             (20,000)            4.5000
   7/14/99              Sell              (5,000)            5.1563
   7/19/99              Sell             (15,000)            5.1875
   7/26/99              Sell             (20,000)            5.9531
   7/27/99              Sell             (20,000)            6.1875
   7/27/99              Sell             (10,000)            6.3125
   7/27/99              Sell             (35,000)            6.4286
   7/28/99              Sell             (55,000)            6.9290
   7/30/99              Sell              (5,000)            6.750
                                        ---------
                                        (292,000)
                                        =========


                              THE FOUNDATION

 Transaction                              Quantity          Price per
     Date              Buy/Sell           (shares)          Share ($)
 -----------         -----------          --------          ---------

                              No transactions

                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    July 30, 1999



                              Paragon Associates and Paragon Associates II
                              Joint Venture


                              /s/ Bradbury Dyer III
                              ------------------------------------
                              Bradbury Dyer III, Authorized Agent


                              The Bradbury Dyer Foundation


                              /s/ Bradbury Dyer III
                              ------------------------------------
                              Bradbury Dyer III, President